Exhibit 4.4

LOAN AGREEMENT

LOAN AGREEMENT dated as of 1 July 2008 (the “Agreement”) between RADA Electronic Industries Ltd., a company organized under the laws of the State of Israel having its main place of business at 7 Giborei Israel Street, Netanya, 42504, Israel, (the “Borrower”) and Faith Content Development Limited, a company organized under the laws of Hong Kong having its main place of business at 1/F King Fook Building, 30-32 Des Voeux Road C, Hong Kong, (the “Lender”).

W I T N E S S E T H:

        WHEREAS, the Borrower has requested that the Lender lend to it an aggregate principal amount of up to U.S.$1,500,000 (the “Principal Amount”);

        WHEREAS, the Lender is willing to lend the Principal Amount to the Borrower on the terms and subject to the conditions herein set forth; and

        WHEREAS, the Principal Amount is to be used exclusively and directly for the Permitted Uses, as defined below.

        NOW, THEREFORE, the Borrower and the Lender hereby agree as follows:

ARTICLE I

Definitions

    1.1.        Defined Terms.  As used in this Agreement, the following terms shall have the meanings specified below:

        “Agreement” shall have the meaning assigned to such term in the preamble and shall include the recitals which shall constitute an integral part hereof;

        “Banks” shall mean, Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and the State Bank of India;

        “Bank Facilities” shall mean, the Borrower’s existing credit agreements and arrangements with the Banks as in effect on the date hereof, further details of which are set out at Part 1 to Exhibit E hereto;

        “Borrower” shall have the meaning assigned to such term in the preamble;

        “Change of Control Event” shall mean any event whereby the Borrower shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Borrower is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Borrower to another Person, or (iii) allow a purchase, tender or exchange offer to be made to and accepted by the holders of more than the 50% of the Borrowers issued share capital (not including any shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) enter into a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person;

        “CEO” shall mean the chief executive officer of the Borrower;

        “Charge Agreement” shall mean the floating charge debenture dated as of the date hereof between the Borrower and the Lender, which will create a second priority floating charge over the Charged Assets, in the form of Exhibit D hereto;

        “Charged Assets” shall mean all of the assets of the Borrower, wherever located and whether now or hereafter existing and whether now owned or hereafter acquired, of every kind and description, tangible or intangible, including, without limitation, the following: (a) all the assets, monies, property and rights of any kind whatsoever without exception, whether now or hereafter at any time in the future owned by or in the possession of the Borrower in any manner or way whatsoever, including, without limitation, any intangible assets; (b) all the current assets, without exception, now or hereafter at any time in the future owned by or in the possession of the Borrower in any manner or way whatsoever, the expression “current assets” meaning all the assets, monies, property and rights of any kind with the exception of land, buildings and fixtures; (c) all the fixed assets now or hereafter at any time in the future owned by or in possession of the Borrower in any manner or way whatsoever, the expression “fixed assets” to include, inter alia, land, buildings and fixtures; (d) all the securities and other documents or instruments owned by the Borrower now and at any time in the future held by Borrower and/or any rights in respect thereof; and (e) all other tangible and intangible personal property of the Borrower, including, without limitation, all bank and other accounts and all cash and all investments therein, all proceeds, products, offspring, accessions, rents, profits, income, benefits, substitutions and replacements of and to any of the property of the Borrower described above (including, without limitation, any proceeds of insurance thereon and all causes of action, claims and warranties now or hereafter held by the Borrower in respect of any of the items listed above), and all books, correspondence, files and other records, including, without limitation, all tapes, desks, cards, software, data and computer programs in the possession or under the control of the Borrower or any other Person from time to time acting for the Borrower that at any time evidence or contain information relating to any of the property described above or are otherwise necessary or helpful in the collection or realization thereof; in each case howsoever the Borrower’s interest therein may arise or appear (whether by ownership, security interest, claim or otherwise);

        “Closing Date” shall mean 2 July 2008 or such other date agreed to by the Borrower and the Lender, but in no event before the date on which all of the conditions set forth in Article IV shall have been satisfied or waived;

        “Commission” shall mean the US Securities and Exchange Commission;

        “Convertible Note” shall mean the convertible note in the principal amount of U.S.$3,000,000 issued by the Borrower on 10 December 2007;

        “Default” shall mean any event or condition, which upon notice, lapse of time or both would constitute an Event of Default;

        “Default Interest Rate” shall mean the Interest Rate plus 4%;

        “Drawdown Notice” shall have the meaning assigned to such term in Section 2.1(b);

        “Event of Default” shall have the meaning assigned to such term in Article VI;

        “Excess Cash” shall mean and shall be calculated as the Borrower’s current assets minus its current liabilities as such figures appear on the Borrower’s most recent annual or half year Financial Statements, less an amount equal to the sum of (i) repayments due under the Convertible Note during the six (6) month period following the date of the most recent annual or half year Financial Statements (the “Interim Period”), in amounts of up to US$750,000 for each Interim Period and (ii) the Borrower’s cash requirements for the Interim Period (excluding repayments due under the Convertible Note), as set out in the budget approved by the board of directors of the Borrower and as revised and updated in each financial quarter. Excess Cash shall be determined on a six months basis from the annual or half year Financial Statements of the Borrower;

        “Exchange Act” shall mean the US Securities Exchange Act of 1934, as amended;

        “Financial Statements” shall mean the annual and interim financial statements of the Borrower as prepared in accordance US GAAP and the United States Securities and Exchange Commission;

        “First Installment” shall have the meaning assigned to such term in Section 2.1(a);

        “Governmental Authority” shall mean any government, any state, city, town, municipality, local or other political subdivision thereof or thereto and any department, commission, board, bureau, instrumentality, agency or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government;

        “Indebtedness” of any Person shall mean (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid, (d) all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person, (e) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than payables in the ordinary course of business), (f) all Indebtedness of others to the extent secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed by such Person, (g) all guarantees by such Person of Indebtedness of others, (h) all obligations of such Person in respect of interest rate protection agreements, foreign currency exchange agreements, commodity purchase or option agreements or other interest or exchange rate or commodity price hedging arrangements and (i) all obligations of such Person, contingent or otherwise, as an account party in respect of letters of credit and bankers’ acceptances. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefore;

        “Intellectual Property” shall have the meaning assigned to such term in Section 3.8;

        “Interest Period” shall mean, each period commencing on the day after a Quarter End and ending on the next following Quarter End; provided, however, that the first Interest Period shall commence on the Closing Date and end on the next following Quarter End;

        “Interest Rate” shall mean, with respect to each applicable Interest Period, the applicable LIBOR Rate for such Interest Period plus 3%;

        “JV Undertaking and License” shall mean, the license to be granted to the Lender and the undertaking regarding the formation of a joint venture between the Lender and the Borrower for the commercialisation of certain technologies of the Borrower, both dated as of the date hereof between the Borrower and the Lender, in the forms attached hereto at Exhibit A;

        “Lender” shall have the meaning assigned to such term in the preamble or any other Person to whom this Agreement is assigned in accordance with Section 7.2;

        “LIBOR Rate” shall mean, with respect to the Loan Amount or to any outstanding portion thereof, (i) the six-month London Interbank Offered Rate for deposits in U.S. dollars, as published on the date which is two (2) business days prior to the first day of an Interest Period, in The Wall Street Journal (Eastern Edition) under the caption “Money Rates – London Interbank Offered Rates (LIBOR)"; or (ii) if The Wall Street Journal does not publish such rate, the offered six-month rate for deposits in U.S. dollars which appears on the Reuters Screen LIBOR Page as of 10:00 a.m., New York time, on the date which is two (2) business days prior to the first day of an Interest Period, provided that if at least two rates appear on the Reuters Screen LIBOR Page on any day, the “LIBOR” for such day shall be the arithmetic mean of such rates;

        “Lien” shall mean with respect to any asset, (a) any mortgage, lien (statutory or other), pledge, encumbrance, charge or security interest in or on such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities;

        “Loan Amount” shall mean the Principal Amount outstanding from time to time, together with all interest accrued thereon;

        “Loan Documents” shall mean this Agreement, the Charge Agreement and the JV Undertaking and License, and all exhibits, schedules and appendices hereto and thereto;

        “Permitted Indebtedness” shall mean (i) Indebtedness incurred under this Agreement, the Convertible Note or the Bank Facilities, and (ii) customer credit customary in the Borrower’s industry which is given in the ordinary course of business.

        “Permitted Liens” shall mean (i) the existing Liens granted to the Banks as set out at Part 2 to Exhibit E hereto, (ii) Liens granted to secure any amounts outstanding under the Convertible Note (iii) Liens for taxes, assessments or similar charges and assessments not yet delinquent; (iv) Liens of mechanics, materialmen, warehousemen, carriers or other like liens securing obligations incurred in the ordinary course of business that are not yet due and payable or that are being contested in good faith by appropriate proceedings.

        “Permitted Uses” shall mean the permitted uses of the Principal Amount as set forth on Exhibit B hereto;

        “Person” shall mean any natural person, corporation, business trust, joint venture, association, unincorporated association, company, partnership, limited liability company or government, or any agency or political subdivision thereof;

        “Principal Amount” shall have the meaning assigned to such term in the recitals;

        “Quarter Ends” shall mean 31 March, 30 June, 30 September and 31 December in any calendar year and “Quarter End” shall mean any of them;

        “Second Installment” shall have the meaning assigned to such term in Section 2.1(b);

        “Securities Act” shall mean the US Securities Act of 1933, as amended.

    1.2.         Terms Generally. The definitions in Section 1.1 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” All references herein to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require. Except as otherwise expressly provided herein, (a) any reference in this Agreement to any Loan Document shall mean such document as amended, restated, supplemented or otherwise modified from time to time in accordance with the terms hereof or thereof, and (b) all terms of an accounting or financial nature shall be construed in accordance with generally accepted accounting principals as in effect from time to time.

ARTICLE II

The Loan

    2.1        Advance of Principal Amount. On the basis of the representations and warranties and covenants made by the Borrower herein, and subject to the satisfaction of all the closing conditions contained in Article IV, the Principal Amount shall be advanced to the Borrower in two installments, as follows:

(a) on the Closing Date an amount of US$1,000,000 (the “First Installment”) shall be advanced to the Borrower; and

    (b)        the remaining US$500,000 of the Principal Amount (the “Second Installment”) shall be advanced to the Borrower within seven (7) business days of receipt by the Lender of the Borrower’s written request (the “Drawdown Notice”), provided such Drawdown Notice is received by the Lender no less than six (6) calendar months and no more than nine (9) calendar months after the Closing Date.

    2.2        Interest.

    (a)        Subject to the provisions of Section 2.3, the outstanding Principal Amount shall bear interest for each Interest Period, at a rate equal to the Interest Rate for the Interest Period in effect at the time of such calculation.

    (b)        On the first business day of each Interest Period, commencing as of the second Interest Period following the Closing Date, and as long as the Principal Amount, or any portion thereof, remains outstanding (and without derogating from Section 2.3), the Borrower shall pay to the Lender an amount equal to the Interest Rate applicable to the immediately preceding Interest Period, with respect to the Principal Amount or any portion thereof that was outstanding during such Interest Period.

    2.3        Default Interest. If the Borrower shall default in the repayment of any portion of the Principal Amount or any interest accrued thereon or any other amount becoming due hereunder, by acceleration or otherwise, the Borrower shall on demand from time to time pay interest on such defaulted amount to the date of actual payment at a rate per annum (computed as provided in Section 2.2) equal to the Default Interest Rate.

    2.4        Repayment of Principal Amount.

(a) Repayment of Principal Amount: The Principal Amount shall be due and payable as follows:

    (i)        an amount equal to U.S.$90,000 of the Principal Amount shall be due and payable in six (6) equal installments of U.S.$15,000 each, commencing on 1 July 2009, and continuing on the first business day of each of the next five (5) calendar quarters, with the last such installment (the 6th) being due and payable on 1 October 2010; and

    (ii)        the remaining amount of the Principal Amount actually advanced to the Lender shall be due and payable in eight (8) equal installments, commencing on the 1 April 2011, and continuing on the first business day of each of the next seven (7) calendar quarters, with the last such installment (the 8th) being due and payable on 1 January 2013.

    (b)        Event of Default. Notwithstanding the foregoing in subsection (a) above, the entire outstanding Loan Amount shall became due and payable to the Lender without demand upon the occurrence of an Event of Default in accordance with the provisions of Article VI.

(c) Prepayment:

    (i)        The Borrower shall have the right at any time and from time to time to prepay the Loan Amount outstanding at such time, in whole or in part, with no penalty, provided, however, that no such prepayment shall be in an amount less than U.S.$100,000 and, provided further, that the Borrower shall have delivered written notice to the Lender at least ten (10) days prior to any such prepayment.

    (ii)        Section 2.4(a) above notwithstanding, for as long as any of the Principal Amount remains outstanding, immediately following the publication of the annual or half year Financial Statements of the Borrower, the Borrower shall use any Excess Cash available as calculated from such Financial Statements to prepay such of the outstanding Loan Amount as is equal to such Excess Cash and such prepayment shall be made in accordance with the provisions of Section 2.4(c)(i) above.

    2.5        Manner of Payment. Each payment hereunder by the Borrower shall be made to the Lender in U.S. Dollars by wire transfer in immediately available funds to such account as the Lender may designate in writing. Any payment made by the Borrower shall be attributed first to be on account of outstanding interest (including Default Interest) and only thereafter to be on account of the Principle Amount. All payments to be made by the Borrower to the Lender shall be made free and clear of, and without deduction or withholding unless the Borrower is required by law to make such a payment subject to a deduction or withholding, in which case the Borrower shall, promptly on becoming aware of such requirement, notify the Lender of it. If at any time is or becomes required by law to make any deduction or withholding from any payment to the Lender due under this Agreement, the sum due from the Borrower in respect of such payment shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Lender receives, on the due date for such payment (and retains free from any liability in respect of such deduction or withholding), a net sum equal to the sum which it would have received had no such deduction or withholding been required to be made.

ARTICLE III

Representations and Warranties of the Borrower

        The Borrower represents and warrants to the Lender, as follows:

     3.1        Organization; Powers. The Borrower (i) is a company validly existing under the laws of the State of Israel and (ii) has all requisite power and authority to execute, deliver and perform the Loan Documents and to consummate the transactions contemplated hereby and thereby. Schedule 3.1 hereto sets forth (i) the exact legal name of the Borrower and (ii) the registered number of the Borrower.

    3.2.        Authorization. Subject to receipt of the consents detailed in Schedule 3.2 hereof (“Required Consents”) the execution, delivery and performance by the Borrower of the Loan Documents (i) have been duly authorized by all necessary action, (ii) do not contravene its memorandum or articles of association or any applicable law or any contractual restriction binding on or otherwise affecting the Borrower or its properties, (iii) do not and, based on current applicable law, will not result in or require the creation of any Lien upon or with respect to any of its properties, and (iv) do not result in any default, breach, noncompliance, suspension, revocation, impairment, forfeiture or nonrenewal of any permit, license, authorization or approval applicable to it or its operations or any of its properties or any agreement to which it or its properties are subject or by which it or its properties are bound, which, in the case of this clause (iv), is reasonably expected to have a material adverse effect on the business, finances, operations or prospects of the Borrower.

    3.3.        Validity. As of the Closing Date, and in the case of the Charge Agreement only, subject to receipt of the Required Consent, each of this Agreement, the Charge Agreement and the JV Undertaking and License are, and when executed and delivered, will be, legal, valid and binding obligations of the Borrower, enforceable against the Borrower in accordance with their terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws and principles of equity.

    3.4.        Litigation. There is no pending or written notice threatening any action, suit, proceeding or claim affecting the Borrower or any of its subsidiaries, before any Governmental Authority or any arbitrator, or any order, judgment or award by any Governmental Authority or arbitrator, that may adversely affect the grant by the Borrower, or the recordation, of the charges purported to be created by the execution delivery and/or performance of any of the Loan Documents by the Borrower, or the exercise by the Lender of any of its rights or remedies hereunder.

    3.5.        Tax. All tax returns and other reports required by applicable law to be filed by the Borrower or its subsidiaries have been filed, or extensions have been obtained, and all taxes, assessments and other governmental charges imposed upon the Borrower or any of its subsidiaries or any property of the Borrower or any of its subsidiaries (including, without limitation, all income and other taxes on employees’ wages) and which have become due and payable on or prior to the date hereof have been paid, except to the extent contested in good faith by proper proceedings which stay the imposition of any penalty, fine or lien resulting from the non-payment thereof and with respect to which adequate reserves have been set aside for the payment thereof on the Financial Statements in accordance with general accepted accounting principles.

    3.6.        Public Documents. The Borrower has filed all reports required to be filed by it under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the twelve (12) months preceding the date hereof (or such shorter period as the Borrower was required by law to file such reports) (the foregoing materials together with reports on Form 6-K furnished by the Borrower to the Commission being collectively referred to herein as the “SEC Reports”) on a timely basis or has timely filed a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension.

        As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

    3.7.        Material Changes since Financial Statements. Since the date of the latest audited Financial Statements included within the SEC Reports, except as specifically disclosed in the SEC Reports, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a material adverse change in the financial or business condition of the Borrower, (ii) the Borrower has not incurred any Indebtedness (contingent or otherwise) other than (A) trade payables, accrued expenses and other liabilities incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Borrower’s Financial Statements pursuant to generally accepted accounting principals or required to be disclosed in filings made with the Commission, (iii) the Borrower has not altered its method of accounting or the identity of its auditors, (iv) the Borrower has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any share capital, and (v) the Borrower has not issued any equity securities to any officer, director or affiliate, except pursuant to existing share option plans. The Borrower does not have pending before the Commission any request for confidential treatment of information.

    3.8.        Intellectual Property. The Borrower owns and controls, or otherwise possesses adequate rights to use, all trademarks, patents, copyrights, inventions, trade secrets, proprietary information and technology, know-how, formulae, rights of publicity (collectively, the “Intellectual Property”) which is the only Intellectual Property necessary to conduct its business in substantially the same manner as conducted and as proposed to be conducted, as of the date hereof. Schedule 3.8 hereto sets forth a true and complete list of all the registered Intellectual Property owned or used by the Borrower as of the date hereof. All such Intellectual Property is subsisting and in full force and effect, has not been adjudged invalid or unenforceable, is valid and enforceable and has not been abandoned in whole or in part. Except as set forth on Schedule 3.8, no Intellectual Property is the subject of any licensing or franchising agreement. The Borrower has no knowledge of any conflict with the rights of others to any Intellectual Property and, to the best knowledge of the Borrower, the Borrower is not now infringing or in conflict with any such rights of others in any material respect, and to the best knowledge of the Borrower, no other Person is now infringing or in conflict in any material respect with any such properties, assets and rights owned or used by the Borrower. The Borrower has not received any notice that it is violating or has violated the trademarks, patents, copyrights, inventions, trade secrets, proprietary information and technology, know-how, formulae, rights of publicity or other intellectual property rights of any third party.

    3.9.        Location of Charged Assets. All equipment, fixtures, goods and inventory now existing are, and all equipment, fixtures, goods and inventory hereafter existing will be, located and/or based at the addresses specified therefore on Schedule 3.9(a) hereto, except that the Borrower will give the Lender not less than five days’ prior written notice of any change of the location of any such Charged Assets, other than to locations set forth on Schedule 3.9(a). The Borrower’s chief place of business and chief executive office, the place where the Borrower keeps its records and all originals of all chattel paper are located at the addresses specified therefore on Schedule 3.9(b) hereto. Set forth on Schedule 3.9(c) hereto is a complete and accurate list, as of the date of this Agreement, of each deposit account, securities account and commodities account of the Borrower, together with the name and address of each institution at which each such account is maintained, the account number for each account. Set forth on Schedule 3.9(d) hereto is a complete and correct list of each trade name used by the Borrower and the name of, and each trade name used by, each person from which the Borrower has acquired any substantial part of the Charged Assets.

    3.10.        Liens. The Borrower is and will be at all times the sole and exclusive owner of, or otherwise have and will have adequate rights in all of the Charged Assets, free and clear of any Liens, except for Permitted Liens. No effective financing statement, recordation of charge or other instrument similar in effect covering all or any part of the Charged Assets is on file in any recording or filing office, except (A) such as may have been filed in favor of the Banks relating to the Bank Facilities, and (B) such as may have been filed relating to the Convertible Note.

    3.11.        Compliance with Law and Other Instruments. Except as set forth in Schedule 3.11, the exercise by the Lender of any of its rights and remedies under the Loan Documents will not contravene any law or any contractual restriction binding on or otherwise affecting the Borrower or any of its properties and will not result in or require the creation of any lien, upon or with respect to any of its properties.

    3.12.        Governmental or Third Party Consents. No authorization or approval or other action by, and no notice to or filing with, any Governmental Authority or other regulatory body, or any other Person, is required for the exercise by the Lender of any of its rights and remedies hereunder or under any of the Loan Documents other than: (1) the consent of the Banks to the grant of the security interest pursuant to the Charge Agreement, and (2) the filing of the Charge Agreement, in accordance with the Israeli Companies Ordinance – 1983 which filings shall be made no later than 21 days of the date hereof.

    3.13.        Effect of Charge Agreement. Subject to receipt of the Required Consent , the Charge Agreement creates in favor of the Lender a legal, valid and enforceable second priority floating charge over the Charged Assets, as security for the obligations of the Borrower under this Agreement second in priority only to the Permitted Liens. Such recordings and all other action necessary or desirable to record such security interests have been duly taken or will be taken within 21 days of the grant of the Required Consents.

ARTICLE IV

Conditions to Closing

        The obligation of the Lender to lend the Principal Amount to the Borrower is subject to the satisfaction of the following conditions, on or prior to the Closing Date, any or all of which may be waived by the Lender:

    4.1        the representations and warranties made by the Borrower in this Agreement shall have been true and correct when made, and shall be true and correct as of the Closing Date as if the Closing Date was substituted for the date set forth in such representations and warranties;

    4.2        all covenants, agreements, and conditions contained in this Agreement to be performed or complied with by the Borrower prior to the Closing Date shall have been performed or complied with by the Borrower, as the case may be, prior to or at the Closing Date;

    4.3        from the date hereof until the Closing Date, there will have been no material adverse change in the financial or business condition of the Borrower;

    4.4        the Lender shall have received a certificate, dated as of the Closing Date and signed by the CEO of the Borrower, confirming compliance with the conditions precedent set forth in Sections 4.1, 4.2 and 4.8 of this Article IV;

    4.5        the Charge Agreement (subject only to receipt of the Required Consents), and the JV Undertaking and License shall have been duly executed and delivered to the Lender by the Borrower;

    4.6        the Lender shall have received a duly executed legal opinion of S. Friedman & Co, Advocates and Notaries, counsel to the Borrower, in the form attached hereto as Exhibit C;

    4.7        all corporate and other proceedings taken or required to be taken by the Borrower for the execution, delivery and performance of the Loan Documents by the Borrower shall have been taken and all documents incident thereto shall be reasonably satisfactory in form and substance to the Lender;

    4.8        this Agreement and the other Loan Documents shall have received the approval of the shareholders of the Borrower in accordance with Section 275 of the Companies Law, 5759-1999; and

    4.9        the Borrower shall have received the approval of the Office of the Chief Scientist to any change of ownership of its assets which may occur as a result of the enforcement by the Lender of the security interest created under the Charge Agreement.

ARTICLE V

Covenants

        The Borrower covenants and agrees with the Lender that so long as this Agreement shall remain in effect or any portion of the Principal Amount or interest (including the Default Interest) shall remain unpaid:

    5.1        Business and Properties. The Borrower will and will cause each of its subsidiaries, to do or cause to be done all things necessary to obtain, preserve, renew, extend and keep in full force and effect the rights, licenses, permits, franchises and authorizations material to the conduct of its business as conducted and as proposed to be conducted, including pursuant to the JV Undertaking (the “Business”); maintain and operate such Business in substantially the manner in which it is presently conducted and operated; comply in all material respects with all applicable laws, rules, regulations and orders of any governmental authority, whether now in effect or hereafter enacted; and at all times maintain and preserve all property material to the conduct of the Business and keep its property in good repair, working order and condition and from time to time make, or cause to be made, all required and proper repairs, renewals, additions, improvements and replacements thereto necessary in order that the Business carried on in connection therewith may be properly conducted at all times.

    5.2        Location of Charged Assets. The Borrower will keep the Charged Assets at the locations specified therefor on Schedule 3.9(a) hereof or, upon not less than five (5) days’ prior written notice to the Lender accompanied by a new Schedule 3.9(a) hereto indicating the new location of such Charged Assets, at such other locations as set forth on such amended Schedule 3.9(a).

    5.3        Condition of Charged Assets. The Borrower will maintain or cause the Charged Assets to be maintained and preserved in good condition, repair and working order, ordinary wear and tear excepted, and will forthwith, or in the case of any loss or damage to any equipment within a reasonable time after the occurrence thereof, make or cause to be made all repairs, replacements and other improvements in connection therewith which are reasonably necessary or desirable, consistent with past practice or which the Lender may reasonably request to such end. The Borrower will promptly furnish to the Lender a statement describing in reasonable detail any loss or damage in excess of $100,000 to any of the Charged Assets.

    5.4        Taxes, Etc. The Borrower agrees to pay promptly when due all property and other taxes, assessments and governmental charges or levies imposed upon, and all claims (including claims for labor, materials and supplies) against, the Charged Assets, except to the extent the validity thereof is being contested in good faith by proper proceedings which stay the imposition of any penalty, fine or lien resulting from the non-payment thereof and with respect to which adequate reserves in accordance with general accepted accounting principles have been set aside for the payment thereof.

    5.5        Insurance

    5.5.1        The Borrower will insure the Charged Assets at all times with a licensed insurer under the Insurance Business Control Law, 5741-1981, at the full value of the assets charged against reasonable and usual risks in respect of properties of the same type, and also against such other risks as the Lender may from time to time indicate, if any, and in accordance with terms and conditions the Lender will agree upon with insurance companies (the “Insurance Policy”), and the Borrower will pay all insurance fees on due date and deliver to the Lender copies of all the insurance certificates and the receipts in respect of payment of the insurance premiums.

    5.5.2        The Borrower will use best efforts to procure that each Insurance Policy shall provide for all losses to be paid on behalf of the Lender and the Borrower as their respective interests may appear, and each policy for property damage insurance shall provide for all losses to be adjusted with, and, subject to the rights of the Banks under the Permitted Liens, paid directly to, the Lender. The Borrower will use best efforts to procure that each such policy shall, in addition, (A) contain an agreement by the insurer that any loss thereunder shall be payable to the Lender on its own account notwithstanding any action, inaction or breach of representation or warranty by the Borrower, (B) provide that there shall be no recourse against the Lender for payment of premiums or other amounts with respect thereto and (C) provide that at least 10 days’ prior written notice of cancellation, lapse, expiration or other adverse change shall be given to the Lender by the insurer. The Borrower will, if so requested by the Lender, deliver to the Lender original or duplicate policies of such insurance. The Borrower will also, at the request of the Lender, execute and deliver instruments of assignment of such insurance policies and cause the respective insurers to acknowledge notice of such assignment.

    5.5.3        Reimbursement under any liability insurance maintained by the Borrower pursuant to this Section 5.5 may be paid directly to the Person who shall have incurred liability covered by such insurance. In the case of any loss involving damage to equipment or inventory, and subject to the prior rights of the Banks under the Permitted Liens, any proceeds of insurance maintained by the Borrower pursuant to this Section 5.5 shall be paid to the Lender and the Borrower will make or cause to be made the necessary repairs to or replacements of such equipment or inventory, and any proceeds of insurance maintained by the Borrower pursuant to this Section 5.5 shall be paid by the Purchaser to the Borrower as reimbursement for the costs of such repairs or replacements.

5.5.4 All insurance payments in respect of such equipment or inventory shall be paid to the Lender and applied as specified in Section 7(b) of the Charge Agreement.

    5.6        Inspection and Reporting . The Borrower shall permit the Lender or representatives thereof or such professionals or other Persons as the Lender may designate not more than twice a year in the absence of an Event of Default, upon prior notice and during reasonable business hours: (i) to examine and make copies of and abstracts from the Borrower’s records and books of account, (ii) to visit and inspect the properties at which the Charged Assets are located, and (iii) to conduct audits, appraisals and/or valuations in respect of the Charged Assets. The Borrower shall also permit the Lender or any representatives thereof or such professionals or other Persons as the Lender may designate to discuss the Borrower’s affairs, finances and accounts with any of its directors, officers, managerial employees, independent accountants or any of its other representatives, during reasonable hours and subject to the execution of customary confidentiality and non disclosure undertaking.

    5.7        Use of Proceeds. The Borrower shall use the Principal Amount exclusively and directly for the Permitted Uses.

    5.8        Indebtedness; Liens. The Borrower shall not and shall cause its subsidiaries not to incur, create, assume or permit to exist any Indebtedness other than the Permitted Indebtedness. The Borrower shall not subject any of its assets to any Liens, other than the Permitted Liens.

    5.9        Dividends and Distributions. The Borrower shall not declare or pay, directly or indirectly, any dividend or make any other distribution (by reduction of capital or otherwise), whether in cash, property, securities or a combination thereof with respect to any of its share capital or directly or indirectly redeem, purchase, retire or otherwise acquire for value (or permit any of its subsidiaries to purchase or acquire) any of its share capital or set aside any amount for any such purpose; provided, however, that any subsidiary of the Borrower may declare and pay dividends or make other distributions to the Borrower.

    5.10        Further Assurance. The Borrower shall cooperate with the Lender and take such further actions and execute and deliver such further instruments and documents as the Lender may reasonably request to effect to the Lender’s reasonable satisfaction the transactions contemplated by the Loan Documents including, without limitation, the perfection of the security interest created by the Charge Agreement over the Charged Assets.

    5.11        Occurrence of Event of Default. The Borrower shall immediately notify the Lender on becoming aware of the occurrence or likely occurrence of an Event of Default.

ARTICLE VI

Events of Default

        In case of the happening of any of the following events (“Events of Default”):

    6.1        Non Compliance. The Borrower fails to comply with any provision of the Loan Documents.

    6.2        Misrepresentation. Any representation, warranty or statement made, repeated or deemed made by the Borrower in or pursuant to the Loan Documents is or proves to have been incorrect or misleading in any material respect when made, repeated or deemed made.

    6.3        Cross Default.

(a) Any Indebtedness (including a contingent obligation) of the Borrower to any Person, including without limitation to any of the Banks, is not paid when due.

(b) Any Indebtedness of the Borrower to any Person, including without limitation to any of the Banks, becomes due or capable of being declared due prior to its stated maturity by reason of default.

(c) Any expropriation, attachment, sequestration, distress, execution or enforcement of a security affects any of the Borrower’s assets.

    6.4        Insolvency.

(a) The Borrower stops or suspends payment of any of its debts, or is unable to or admits inability to pay its debts as they fall due.

    (b)        The Borrower commences negotiations (by reason of actual or anticipated financial difficulties), enters into any composition or arrangement with one or more of its creditors with a view to rescheduling any of its Indebtedness.

(c) Any of the following events occurs in relation to the Borrower:

    (i)        a moratorium of any indebtedness, winding-up, dissolution, suspension of payments, administration, reorganization (by way of voluntary arrangement, scheme of arrangement or otherwise), petition for bankruptcy, composition, compromise, assignment or arrangement with any creditor;

(ii) any liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer is appointed in respect of the Borrower or any of its assets;

(iii) any event occurs in relation to the Borrower that is analogous to those listed in this subsection (c).

    6.5        Distress. A distress, attachment, execution or other legal process is levied, enforced or sued out on or against the assets of the Borrower.

    6.6        Enforcement of Security. Any security on or over the assets of the Borrower becomes enforceable.

    6.7        Illegality. Any or all of the Loan Documents becomes invalid, unlawful, unenforceable, terminated, disputed or ceases to have full force and effect.

    6.8        Repudiation. The Borrower repudiates or evidences an intention to repudiate any of the Loan Documents.

    6.9        Material Adverse Change. Any event occurs or circumstances arise which, in the opinion of the Lender, is likely to materially and adversely affect the ability of the Borrower to perform all or any of its obligations under, or otherwise comply with, the terms of the Loan Documents.

    6.10        Change of Control Event. A Change of Control Event occurs or is about to occur.

then, and in every such event, (i) at any time thereafter during the continuance of such event, the Lender may, by notice to the Borrower, take any and all of the following actions, at the same time or different times: (x) declare the Loan Amount then outstanding to be forthwith due and payable in whole or in part, whereupon the outstanding Loan Amount so declared to be due and payable, together with any and all other liabilities of the Borrower accrued hereunder or under any other Loan Document, shall forthwith become due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrower, anything contained herein or in any other Loan Document to the contrary notwithstanding, and (y) exercise remedies available under the Charge Agreement or otherwise; and (ii) in any event with respect to the Borrower described in Sections 6.4, 6.5 or 6.6 above, the Loan Amount then outstanding, together with any and all other liabilities of the Borrower accrued hereunder and under any other Loan Document, shall automatically become due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrower, anything contained herein to the contrary notwithstanding. On the occurrence of an Event of Default the Borrower shall be liable for all of the Lender’s costs and expenses (including reasonable attorney’s fees and expenses) incurred in connection with recovery of the outstanding Loan Amount by the Lender.

ARTICLE VII

Miscellaneous

    7.1        Notices. Notices and other communications provided for herein shall be in writing and shall be delivered by hand or courier service and sent by telecopy as follows (or to such other address or addresses as any party shall have specified to the other in writing):

(a) if to the Borrower, to:	RADA Electronic Industries Ltd.
7 Giborei Israel Street
Netanya
42504
Israel
Telephone: + 972-9-892-1109
Facsimile: + 972-9-885-5885
Attention: Zvika Alon and Shiri lazarovich

with a copy (which shall not constitute notice) to S. Friedman & Co, Advocates and Notaries, Europe – Israel Tower, 2 Weitzman Street, Tel Aviv, Israel Fax: + 972-3-693-1930 Attention: Sarit Molcho, Adv.;

(b) if to the Lender, to :	Faith Content Development Limited
1/F King Fook Building
30-32 Des Voeux Road C
Hong Kong
Telephone: + 852-2822 8678
Fax: + 852-2845 9289
Attention: Ms. Mina Chan

with a copy (which shall not constitute notice) to Gross, Kleinhendler, Hodak, Berkman & Co., 1 Azrieli Center, Tel Aviv 67021, Fax: + 972-3-607 4590, Attention: Lilian Safran Shaked, Adv.

    7.2        Successors and Assigns.

    (a)        Neither party shall be entitled to assign or transfer any of its rights or obligations hereunder in the absence of specific written consent of the other, provided that the Lender shall be permitted to assign or transfer any of its rights or obligations hereunder to an entity controlled by, controlling or under common control with the Lender.

(b) Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors and assigns, of the parties hereto.

    7.3        Waivers; Amendments.

(a) This Agreement may not be amended, supplemented, discharged, terminated or altered except by writing signed by the parties hereto.

    (b)        No failure or delay by any party to this Agreement to enforce at any time any of the provisions hereof, or to exercise any power or right thereunder, shall operate as or be construed to be, a waiver of any such provision, power or right. Any waiver of any provision hereof or any power or right thereunder shall be in writing, and shall be effective only in the specific instance and for the purpose for which given. All remedies, either under this Agreement or by law or otherwise afforded to any of the parties, shall be cumulative and not alternative.

    7.4        Entire Agreement. This Agreement and the other Loan Documents constitute the entire contract between the parties relative to the subject matter hereof. Any previous agreement among the parties with respect to the subject matter hereof is superseded by this Agreement and the other Loan Documents. Nothing in this Agreement or in the other Loan Documents, expressed or implied, is intended to confer upon any party other than the parties hereto and thereto any rights, remedies, obligations or liabilities under or by reason of this Agreement or the other Loan Documents.

    7.5        Governing Law; Jurisdiction. This Agreement shall be governed for all purposes exclusively by the laws of the State of Israel to the exclusion of conflict of law rules. Any dispute arising under or in relation to this Agreement shall be resolved in the competent court for the Tel Aviv-Jaffa district, and each of the parties hereby submits irrevocably to the exclusive jurisdiction of such court.

    7.6        Severability. In the event any one or more of the provisions contained in this Agreement or in any other Loan Document should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

    7.7        Survival of Agreement. All covenants, agreements, representations and warranties made by the Borrower herein and in the certificates or other instruments prepared or delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the Lender and shall survive the making by the Lender of the loan hereunder, regardless of any investigation made by the Lender or on its behalf, and shall continue in full force and effect as long as any Loan Amount any other amount payable under this Agreement or any other Loan Document is outstanding and unpaid.

    7.8        Right of Setoff. If an Event of Default shall have occurred and be continuing, the Lender is hereby authorized at any time and from time to time, to the fullest extent permitted bylaw, to setoff and apply any and all obligations at any time owing by the Lender to the Borrower or any of its subsidiaries against any of and all the obligations of the Borrower or any of its subsidiaries now or hereafter existing under this Agreement and other Loan Documents to the Lender, irrespective of whether or not the Lender shall have made any demand under this Agreement or such other Loan Document and although such obligations may be unmatured. The rights of the Lender under this Section 7.8 are in addition to other rights and remedies (including other rights of setoff) that the Lender may have.

    7.9        Expenses. The Borrower shall pay the Lender’s expenses in connection with this Agreement and the transactions contemplated hereby, including, without limitation, any legal and accounting fees, whether or not the transactions contemplated hereby are consummated. The Borrower agrees to pay, and save the Lender harmless against liability for the payment of, the costs and expenses, including attorney’s fees, incurred by the Lender in enforcing any rights under this Agreement or in responding to any subpoena or other legal process issued in connection with this Agreement or the transactions contemplated hereby or by reason of the Lender’s having provided the loans hereunder, including costs and expenses incurred in any bankruptcy case.

    7.10        Headings. Article and Section headings herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

    7.11        Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument.

    7.12        Undertaking. The Borrower undertakes to the Lender that for as long as any amount of the Loan remains outstanding, it will and will continue to use its best efforts to obtain, as soon reasonably practicable following the Closing Date, the Required Consents required in connection with the entering into of the Charge Agreement and the creation of the security interest thereunder, in favour of the Lender.

[THE REMAINDER OF THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK]

        IN WITNESS WHEREOF, the Borrower and the Lender have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

THE BORROWER:

RADA ELECTRONIC INDUSTRIES LTD.

By:____________________
Name:
Title:

THE LENDER:

FAITH CONTENT DEVELOPMENT LIMITED

By:____________________
Name:
Title:

SCHEDULES

Schedule 3.1	–	Exact legal name and organizational identification number

Schedule 3.8	–	Intellectual Property

Schedule 3.9	–	Description of location of Charged Assets: (a) equipment, fixtures, goods or inventory, (b) chief place of business and chief executive office, (c) records concerning accounts and originals of chattel paper, and (d) trade names of Borrower and others used in connection with the Charged Assets.

Schedule 11	–	Compliance with other laws and instruments

Schedule 3.1 – Exact legal name and organizational identification number

RADA Electronic Industries Ltd. Company No. 52 0035320

Schedule 3.2- Required Consents

The transaction contemplated under the Loan Agreement requires the approval of the shareholders of the Borrower pursuant to the requirements of Section 270(5) and 275 of the Companies Law.

The registration of the Charge Agreement is subject to: (i) the approval of Bank Leumi Le-Israel B.M.; (ii) the approval of Bank Hapoalim B.M.; and (iii) the approval of the Office of the Chief Scientist.

The validity of the Charge Agreement is subject to it being filed with the Registrar of Companies.

In the event the Lender will exercise the security granted pursuant to the Charge Agreement, such exercise will be subject to: (i) the approval of the Israeli Ministry of Defense as required by applicable law; and (ii) in the event such exercise would result in the transfer of the equipment for the INS technology purchased with the Loan Amount outside of the State of Israel, the approval of the US Government.

According to Section 3(b) of the Pledges Law, 1967, a restriction or condition applicable according to law or agreement on the transfer of ownership of an asset will also apply to a charge of such asset.

Schedule 3.8 – Intellectual Property

The Borrower uses CATS™, ACE™ and FACE™ as trade names. The Borrower owns the rights to the Israeli trademark VDS® and to the U.S. trademark application for the same trademark.

Other than a patent that relates to the Borrower’s ACE™ System (Patent No. 5467274), the Borrower does not own any patents and did not file any patent application.

Other then off-the shelf software the Borrower does not use any other third-party’s software.

Schedule 3.9

Description of location of Charged Assets: (a) equipment, fixtures, goods or inventory, (b) chief place of business and chief executive office, (c) records concerning accounts and originals of chattel paper, and (d) trade names of Borrower and others used in connection with the Charged Assets

(a)	All the equipment is located in the Borrower’s premises either in Netanya or Beit Shean.

(b)	The chief place of business and chief executive office of the Borrower is located at 7 Giborei Israel Netanya, Israel.

(c)	list, as of the date of this Agreement, of each deposit account, securities account and commodities account of the Borrower, together with the name and address of each institution at which each such account is maintained, the account number for each account:

—	Bank Leumi le Israel B.M, Hazouran st. 1-a New Ind. Zone, Natanya, Israel branch 717 account __________.

—	Bank Leumi le Israel B.M, Hazouran st. 1-a New Ind. Zone, Natanya, Israel branch 717 account __________, (a trustee account for RADA’s employees options plans).

—	Bank Hapoalim B.M, Hayetzira Branch, 45 Hamlacha st. Kiriat Sapir Natanya, Israel, branch 459 account __________.

—	Bank Hapoalim B.M, Bnei Brak, Israel, branch 655 account __________.

—	State Bank of India, Diamond Exchange Branch, 3, Jabotinsky Road, Ramat Gan, Israel, Branch No. 193, Account No. ________

—	HSBC BANK account no __________ (Checking account) and account no. _________ (saving account) , 452 FIFTH AVENUE NEW YORK, NY 10018

(d)	None

Schedule 11 – Compliance with other laws and instruments

Exhibit A

JV Undertaking and License

Exhibit B

Permitted Uses

The Principal Amount shall be used for the following Permitted Uses:

Item	Amount ($M)	Notes

Purchase of those assets	$0.50
required to develop an
inertial navigation system
further details of which are
set out below:

1. Rate and position
table, model number
2002P, by Ideal
Aerosmith, USA
2. Pitot/Static
pressure tester, model
number MPS-31C, by D.
Marchiori S.R.L, Italy
3. Precision level,
(MiniLevel NT) model
number 011-150-243-001
by Wyler AG, Switzerland
4. MATLAB software
add-ons, by The
Mathworks, USA
5. Tools and
Accessories
6. Installation and
construction at RADA
[Details of assets to be
acquired by Borrower]

Working Capital	$1.00	working capital needs of the Borrower in connection with the INS Technology

Total	$1.50

Exhibit C

Legal Opinion

Exhibit D

Charge Agreement

Exhibit E

Part 1 – Bank Facilities

1.	Facilities

Bank Leumi Le-Israel B.M. US$450,000

2.	Guarantees

Bank Leumi Le-Israel B.M. US$750,000
Bank Hapoalim B.M. US$430,000
The State Bank of India US$1,000,000

Part 2 – Permitted Liens

1.	Floating charge granted to Bank Leumi Le-Israel B.M., in respect of the facilities and guarantees listed in Part 1 of this Exhibit C

2.	Floating charge granted to Bank Hapoalim B.M., in respect of the guaranty listed in Part 1 of this Exhibit C

3.	Deposit of US$250,000 with the State Bank of India, in connection with the guaranty listed in Part 1 of this Exhibit C

        In addition to the Bank Facilities and Permitted Liens listed above, it is agreed: (i) that Borrower may raise an additional US$250,000 from the Banks and if necessary that this sum could be secured and rank ahead of the Lender’s security over the Charged Assets, and (ii) it is agreed that Borrower may procure guarantees from the Banks for a further US$1 million for future projects and if necessary that this sum could be secured and rank ahead of Lender’s security over the Charged Assets.